Exhibit 99.46

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@avalonraremetals.com

NEWS RELEASE

December 23, 2009	No. 09-20

Avalon announces nomination of Mr. Hari Panday
for election to its Board of Directors at 2010 AGM

Toronto, ON – Avalon Rare Metals Inc. (TSX:AVL, OTCQX:AVARF) (“Avalon” or the “Company”) is pleased to announce that Mr. Hari Panday, C.G.A., B.A., has been nominated for election to the Company’s Board of Directors at the 2010 Annual General Meeting of Shareholders (“AGM”). The 2010 AGM will be held in Toronto at the Sheraton Centre Hotel on January 14, 2010 at 4:30 pm (details below) and the meeting materials were mailed last week to all shareholders of record as at December 14, 2009.

Mr. Panday has had a very successful career in international banking including being the founding President and CEO of ICICI Bank Canada where he defined and executed the entry strategy to launch ICICI in Canada. ICICI is the second largest financial services company in India with $90 billion of global assets. Prior to founding ICICI Bank Canada, Mr. Panday held senior positions at HSBC Bank Canada and the Bank of Montreal.

In 2009, Mr. Panday was awarded the Indo-Canadian Chamber of Commerce, Toronto, Corporate Executive of the Year and was selected to the “India Abroad 2008 – Power List” of prominent Indo-Canadians.

Avalon President, Mr. Don Bubar noted, “Mr. Panday is a prominent member of the south Asian community in southern Ontario and brings a wealth of international banking experience to the Company. Mr. Panday has an extensive network of business contacts in Asia where management sees great opportunity to build the business relationships that will be key to advancing the development of the Nechalacho REE deposit at Thor Lake, Northwest Territories. We are delighted to have Mr. Panday accept our invitation to join our Board of Directors.”

Mr. Panday commented, “I am pleased to be invited to join Avalon’s Board of Directors. I have been following the work of Avalon’s team of geologists and engineers for the past few years. Avalon is in a very unique position making its current strategy even more important as the global need for rare metals grows and supply sources become harder to access. As a member of the Avalon team I would be assisting the Company in establishing new relationships and sources of capital in non-traditional markets in Asia.”

Mr. Joe Monteith will not be standing for re-election following his decision to retire from the Board after 10 years of service. Mr. Bubar further commented, “On behalf of Avalon’s management team and the Board, I want to take this opportunity to sincerely thank Mr. Monteith for his longstanding loyalty to the shareholders’ interests and his contribution to Avalon’s growth to date and, more importantly, his unwavering belief over the past 10 years in management’s vision of the rare metals as the “Metals of the Future”.”

Annual General Meeting of Shareholders
Thursday, January 14, 2010 at 4:30 p.m. EST
The Sheraton Centre Toronto, Wentworth Room
123 Queen Street West, Toronto, Ontario M5H 2M9
To access the AGM materials, please visit our website at
http://www.avalonraremetals.com/investors/regulatory_filings/

About Avalon Rare Metals Inc.  (TSX:AVL, OTCQX:AVARF)
Avalon Rare Metals Inc. is a mineral exploration and development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Lake Zone Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable ‘heavy’ rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones.

Shares Outstanding:  78,660,698. Cash resources: approximately $18.0 million.

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com. For questions and feedback, please e-mail the Company at office@avalonraremetals.com or phone Don Bubar, P.Geo., President, at 416-364-4938.

This news release contains forward-looking information and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Forward-looking information is based on the opinions and estimates of management at the date the information is given, and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. The forward-looking information contained herein is given as of the date hereof and the Company assumes no responsibility to update or revise such information to reflect new events or circumstances, except as required by law.